Exhibit 1

Rio de Janeiro, February 3, 2017.

Brazilian Securities and Exchange Commission

(Comissão de Valores Mobiliários—CVM)

Attn.:    Mr. Fernando Soares Vieira

            Superintendent of Corporate Relations

            Mr. Guilherme Rocha Lopes

            Director of Corporate Monitoring– 2

c/c to

emissores@bvmf.com.br

Re.: Official Letter No. 041/2017/CVM/SEP/GEA-2

Request for clarification on news published by the media

Dear Sirs,

We make reference to Official Letter No. 041/2017/CVM/SEP/GEA-2 (“Official Letter”), copy attached hereto, which requests that Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) make clarification about the news published in the newspaper O Globo, on February 2, 2017, titled “Oi’s Board rejects offer of Egyptian billionaire,” to clarify the following.

As previously reported by the Company to its shareholders and the market on January 30, January 31, and February 1, 2017, in response to Official Letters 73/2017-SAE/GAE 2 and 031/2017/CVM/SEP/GEA-2 and in the Notices to the Market disclosed on such dates, Oi reiterates that in the Board of Directors meeting held on February 1, 2017, Laplace Finanças, the Company’s financial advisor for the judicial reorganization, presented to the members of the Board of Directors certain scenarios, developed based on feedback obtained from creditors, to allow the evolution of the regularly ongoing interactions, and these scenarios were discussed with the Board. Following the discussion, the Board of Directors authorized Oi’s Management to proceed with the discussions with creditors, elaborating on some important matters, including, among others, the possibility of converting part of the debt into equity.

Exhibit 1

To that respect, Oi presents as an exhibit to this response an excerpt of an item of the minutes of the 151st Board of Directors meeting held on February 1, 2017, which refers solely to the development of the discussions with the creditors, stakeholders and potential investors.

Specifically regarding the news referred to herein, Oi reaffirms that no decision was taken in connection with any specific proposal, including the proposal of the investor referred to in the news, nor were any amendments to the judicial reorganization plan presented by the Company on September 5, 2016 approved.

As is standard with presentations for the purpose of presenting different scenarios for analysis, Laplace Finanças presented alternatives on potential improvements that could be negotiated within the judicial reorganization plan, and simulated figures related to debts to different classes of the Company’s creditors, comparing against the flow of resources available in the business plan and possible impacts in the future capital structure of Oi. Accordingly, the figures disclosed in the news article in connection with such scenarios – particularly, 32% and 60% stakes, 15-year term for payment to the banks, payment of dividends when the ratio between net debt and operating cash generation is higher than 1.5, as well as a potential economic value of R$28.7 billion, in addition to the allocation of half of the resources obtained with the sale of assets for the payment of debts – may have been originated in said document, although not necessarily in the order or manner presented.

As noted in the Notice to the Market dated February 1, 2017, the Board of Directors authorized Oi’s Management to proceed with discussions with creditors, elaborating on matters such as the possibility of converting part of the debt into equity, but no decision was made with respect to to any amendments to the plan, including with respect to possible cuts in the amounts of the debts to the creditors, which are still under analysis. Consequently, the assertion in the article quoted in the Official Letter that part of the debt of R$32.3 billion owed to the international creditors (a number close to what is listed in the judicial reorganization plan) would be converted into shares is indeed a possibility, and such scenario had already been made public in the Notice to the Market of January 30, 2017. Laplace Finanças presented as one of the scenarios, among others, the possibility of paying 50% of this debt in shares, although the assertion that such amount would be equivalent to R$5 billion in the negotiation with creditors or that the Management has proposed such amount is mistaken.

Exhibit 1

It is important to reiterate that these figures, contained in a presentation of scenarios by Laplace Finanças, are strictly preliminary and in development and are not conclusive with respect to the adjustments that may be proposed in the future for the judicial reorganization plan. They were, in fact, materials distributed on the condition of confidenciality, which intended solely to support internal and non-deliberative discussion of the Board of Directors on such matters at that specific meeting.

In fact, such studies represent a preliminary assessment and contain strategic compositional possibilities among the various creditors of the Company, shareholders and other stakeholders, which is the reason why its disclosure, without any decision by the Board of Directors, would be against the interests of the shareholders, creditors and other stakeholders and could mislead them.

As already mentioned, the Company’s objective is to seek improvements to the judicial reorganization plan that can be approved as soon as possible in the General Meeting of Creditors, guaranteeing the sustainability of the Company’s business, and the premature disclosure of any preliminary and partial evaluations could put such objectives at risk.

Finally, in light of recent media speculation regarding its activities, Oi warns its shareholders and the market in general to consider only the information and documents officially disclosed by the Company in its formal channels of communication, including the various communications with respect to its judicial reorganization.

Oi makes itself available for further clarifications.

Sincerely,

Oi S.A. – In Judicial Reorganization

Exhibit 1

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

Official Letter 041/2017/CVM/SEP/GEA-2

Rio de Janeiro, February 2, 2017.

To
MR. RICARDO MALAVAZI MARTINS
Investor Relations Officer of
OI S.A.
Rua Humberto de Campos, 425, 8th floor – Leblon
22430-190 – Rio de Janeiro, RJ
Tel.: (21) 3131-2918 / Fax: (21) 3131-1383
E-mail: invest@oi.net.br

C/C: emissores@bvmf.com.br

Subject: Request for clarifications about News published in the media.

Dear Sir,

1.       We report on the news published in the newspaper O Globo on February 2, 2017, with the title “Oi’s Board rejects offer of Egyptian billionaire,” containing the following information:

Oi’s Board rejects offer of Egyptian billionaire

According to sources, the company will prioritize creditor approval of the judicial reorganization plan.

Oi’s Board of Directors, which met yesterday in Rio de Janeiro, did not approve the proposal made by Egyptian businessman Naguib Sawiris. According to sources, the amount of resources proposed by the Egyptian, of US$1.250 billion, was considered below the needs of the operator. Furthermore, the representatives of some Shareholders did not want their interests diluted at this moment by the entrance of a new investor.

—Sawiris’s proposal does not meet Oi’s interest. Furthermore, his proposal provides for his assumption of 95% of the operator’s shares, which is not feasible and does not please anyone. As such, Oi is working on adjustments to its judicial reorganization plan, which is now the company’s focus, instead of an increase in the company’s capital via a new investor. There is, as of today, an understanding amongst the Shareholders—says a source that did not wish to be identified.

NEW PLAN IS PRESENTED

In the meeting of the board, a new version of the judicial reorganization plan was discussed and presented—and christened “Project Ocean.” Under Oi’s new proposal, half of the debt owed to the international creditors (the bondholders) would be converted into shares, equivalent to R$5 billion, as O GLOBO had predicted. Another source, however, revealed that this conversion might not be immediate.

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—Oi’s Board accepted to transform part of the R$32.3 billion debt of international creditors into shares. However, there will be a long discussion as to how this will happen and what the price will be. The directors want to approve the terms of the judicial reorganization plan beforehand. They do not want to prioritize a new investor at this moment. Oi’s proposal is independent of a new investor—said one of O GLOBO’s sources.

One of the proposals Oi is considering provides for the issuance of bonds convertible into shares within a timeframe of 2 years for the international creditors. The other half would be paid off in ten years.

— Oi foresees a 70% cut in the amount of debt owed to the creditors in its recovery plan. That is, it intends to pay 30% of the face value. One stakeholder in the company, the fund Elliot, plans to pay only 12.5% of the value owed the bondholders.—affirmed a source.

TIMEFRAME OF 15 YEARS FOR BANKS

Yesterday, Laplace, the financial Consulting firm contracted by Oi, presented to the directors a 27-page presentation and suggested different payment options, called “combos.”

— There are scenarios where the creditors could end up with an estimated  32% to 60% of the capital.

In this document, the banks would have a timeframe of 15 years to receive the money they lent to Oi. That is, there would be a grace period of five years and an installment payment in ten years. In addition to that, the new plan will provide that half of the financial resources generated by the sale of Oi Shares (except Africa and Asia operations) would be directed towards debt payment.

The new plan provides that dividends will only be paid to Shareholders as long as the ratio between net debt and operating cash generation is greater than 1.5. According to one source, Laplace estimated that Oi has the potential to have an economic value of R$28.779 billion already with the changes in General Telecommunications Law (Lei Geral de Telecomunicações— LGT).

In the meeting held yesterday, it was further decided that Oi’s management will continue to negotiate with the creditors in order to submit a proposal by March.

2.       In this regard, we require a statement from the company with respect to the veracity of each one of the assertions published in the news, as well as the reasons why the company chose not to disclose such information in a Material Fact, pursuant to the terms of CVM Instruction No. 358/2002.

3.       We emphasize that the Notice to the Market sent by the Company with respect to the Board of Directors meeting held on February 1, 2017 merely informed that the “Board authorized Oi’s Executive Officers Board to continue with the discussions with the creditors, going deeper into some critical items, including, among others, the possibility of converting part of the debt into equity.”

4.       Such statement should include a copy of this Official Letter and be sent to the IPE System, category “Notice to the Market,” type: “Clarifications –CVM/Bovespa Consultations.” Compliance with this request for a statement by means of a notice to the market does not exempt from the possible determination of liability for the non-timely disclosure of material fact, pursuant to CVM Instruction 358/2002.

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5.       We emphasize that, under the terms of Article 3 of CVM Instruction 358/02, it is the responsibility of the Investor Relations Officer to disclose and communicate any relevant act or fact occurring or related to its business to the CVM and, if applicable, the stock exchange and organized over-the-counter market entity in which the company’s securities are traded, as well as to ensure its wide and immediate dissemination simultaneously in all markets in which such securities are admitted to trading.

6.       We also remind you of the obligation set forth in the sole paragraph of Article 4 of CVM Instruction No. 358/02, to inquire the Company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, with the purpose of ascertaining whether they would have knowledge of information that should be disclosed to the market.

7.       In accordance with the Superintendence of Corporate Relations (SEP), we warn that it will be up to this administrative authority, in its legal capacity and, based on item II, Article 9, Law No. 6,385 / 76, and Articles 7 and 9 of CVM Instruction No. 452/07, to determine the application of a fine, in the amount of R$1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for not responding to the present letter, also sent via e-mail, within 1 (one) business day.

Sincerely,

Document electronically signed by Guilherme Rocha Lopes, Manager, on February 2, 2017, at 3:01 p.m., pursuant to Article 1, III, “b,” of Law 11,419/2006.

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Oi S.A. – In Judicial Reorganization

CNPJ/MF 76.535.764/0001-43

NIRE 33.30029520-8

PUBLICLY-HELD COMPANY

EXCERPT OF ITEM (2) OF THE MINUTES OF THE 151ST MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 1, 2017

As Secretary of the meeting of the Board of Directors, I hereby CERTIFY that items (2) of the Minutes of the 151st Meeting of the Board of Directors of Oi S.A. - In Judicial Reorganization, held on February 1, 2017, at 9:30 a.m., at Praia de Botafogo No. 300, 11th floor, room 1101, Botafogo - Rio de Janeiro (RJ), regarding the progress of the conversations with the creditors, stakeholders and potential investors, reads as follows:

“Proceeding to item (2) of the Agenda Mr. Marco Schroeder updated the Board members on the latest conversation with the creditors, stakeholders of the Company and potential investors. He then gave the floor to Renato Carvalho, from LaPlace, who presented to the Board some developed scenarios based on feedback from creditors to allow the negotiations to proceed, which were discussed with the members of the Board, authorizing the management to proceed with agreements with the creditors, elaborating on certain critical issues, including, among others, the immediate conversion of part of the debt into equity.”

All members of the Board of Directors were present and affixed their signatures:

José Mauro M. Carneiro da Cunha, Thomas Reichenheim, Rafael Luís Mora Funes, André Cardoso de M. Navarro, Pedro Z. Gubert Morais Leitão, João Manuel Pisco de Castro, Luís Maria Viana Palha da Silva, Marcos Duarte Santos, Ricardo Reisen de Pinho, Demian Fiocca and Hélio Calixto da Costa.

Rio de Janeiro, Feburary 1, 2017.

José Augusto da Gama Figueira

Secretary

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